File No. 812-~~14206~~_____

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~SECOND AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940
FOR AN ORDER GRANTING EXEMPTIONS FROM
THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a) AND 15(b)
OF THE 1940 ACT AND RULES 6e-2 AND 6e-3(T) THEREUNDER

~~THE RBB FUND~~**BLACKROCK VARIABLE SERIES FUNDS, INC.;**
~~MATSON MONEY, INC.; and~~
BLACKROCK SERIES FUND, INC.; BLACKROCK VARIABLE SERIES FUNDS II, INC.; BLACKROCK SERIES FUND II, INC.; and
~~SUMMIT GLOBAL INVESTMENTS~~**BLACKROCK ADVISORS, LLC**

Communications, Notice and Order to:

Janey Ahn, Esq.	**Christopher S. Petito, Esq.**
BlackRock Advisors, LLC	**Willkie Farr & Gallagher LLP**
55 East 52nd Street	**1025 K Street, NW**
New York, NY 10055	**Washington, DC 20006-1238**

~~Mary Jo Reilly, Esq.~~
~~Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103-6996~~

Questions and Copy of Communications, Notice and Order to:

~~Mark E. Matson~~	~~David Harden~~
~~Matson Money, Inc.~~	~~Summit Global Investments, LLC~~
~~5955 Deerfield Boulevard~~	~~620 South Main Street~~
~~Mason, OH 45040~~	~~Bountiful, UT 84010~~

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Page 1 of ~~31~~**40** Pages, including Exhibits
Exhibit Index appears on Page ~~26~~**29**

As filed on ~~May 13~~**April 27**, ~~2015~~**2018**

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

~~THE RBB FUND~~**BLACKROCK VARIABLE SERIES FUNDS**, **INC.**~~;~~ ~~103 Bellevue Parkway~~ ~~Wilmington, DE 19809;~~ ~~MATSON MONEY~~**BLACKROCK SERIES FUND**, **INC.**~~;~~ ~~5955 Deerfield Boulevard~~ ~~Mason, OH 45040;~~ **BLACKROLCK VARIABLE SERIES FUNDS II, INC.;** **BLACKROCK SERIES FUND II, INC.** **and** ~~SUMMIT GLOBAL INVESTMENTS~~**BLACKROCK ADVISORS**, **LLC** ~~620 South Main Street~~ ~~Bountiful, UT 84010~~	~~SECOND AMENDED AND RESTATED~~ **APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE 1940 ACT AND RULES 6e-2 AND 6e-3(T) THEREUNDER**

File No. 812-~~14206~~ _____
Investment Company Act of 1940

~~The RBB Fund, Inc. (the "Company"), Matson Money, Inc. ("Matson") and Summit Global Investments~~**BlackRock Variable Series Funds, Inc. BlackRock Series Fund, Inc., BlackRock Variable Series Funds II, Inc., and BlackRock Series Fund II, Inc. (each, a "Company" and together, the "Companies") and BlackRock Advisors**, LLC ("~~Summit~~**BlackRock,**" and~~,~~ collectively with the ~~Company and Matson~~**Companies**, the "Applicants") submit this ~~first amended and restated~~ application (the "Application") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order of the U.S. Securities and Exchange Commission (the "Commission") granting exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)) thereunder in cases where a life insurance separate account supporting variable life insurance contracts**, whether or not registered as an investment company with the Commission** ("VLI Accounts")**,** holds shares of

an existing portfolio of ~~the~~**a** Company that is designed to be sold to VLI Accounts or VA Accounts (as defined below) for which ~~Matson, Summit~~**BlackRock** or any of ~~their~~**its** affiliates~~,~~ may serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor ("Existing Fund")~~(1)~~ or "Future Fund" (as defined below) (any Existing Fund or Future Fund is referred to herein as a "Fund" and collectively, the "Funds"), and one or more of the following other types of investors also hold shares of the Funds: (i) any life insurance company separate account supporting variable annuity contracts**, whether or not registered as an investment company with the Commission,** ("VA Accounts") and any VLI Account; (ii) trustees of qualified group pension or group retirement plans outside the separate account context ("Qualified Plans"); (iii) the investment adviser or any subadviser to a Fund or affiliated persons of the adviser or subadviser

(

~~(1) The Existing Funds of the Company are Matson Money U.S. Equity VI Portfolio, Matson Money International Equity VI Portfolio and Matson Money Fixed Income VI Portfolio, which are each advised by Matson.~~

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(representing seed money investments in a Fund) ("Advisers"); and (iv) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts ("General Accounts").(2)[1]

As used herein, a "Future Fund" is any investment **company (or investment** portfolio or series thereof of the Company), other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which Matson, Summit or their**BlackRock or its** affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor.

I.   BACKGROUND

A.   The RBB Fund **BlackRock Variable Series Funds, Inc.**

BlackRock Variable Series Funds, Inc. was organized as a Maryland corporation on October 16, 1981 and is registered under the 1940 Act as an open-end management investment company (Reg. File No. 811-3290).[2] The Company is a series investment company as defined by Rule 18f-2 under the 1940 Act and is currently comprised of twenty portfolios,[3] all of which are managed by BlackRock. The Company issues a separate series of shares of common stock for each of its portfolios and has filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") on Form N-1A (Reg. File No. 002-74452) to register such shares. The Company may establish additional portfolios in the future and additional classes of shares for such portfolios. Shares of the portfolios of the Company are not and will not be offered to the general public.

B.   BlackRock Series Fund, Inc.

The Company**BlackRock Series Fund, Inc.** was organized as a Maryland corporation on February 29, 1988**September 4, 1980** and is registered under the 1940 Act as an open-end

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[1] Return on shares held by an insurance company general account or an investment adviser must be computed in the same manner as for shares held by a separate account, and the general account or investment adviser must not intend to sell shares of the investment company held by it to the public.

[2] Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this **Application.**

[3] **The twenty portfolios of BlackRock Variable Series Funds, Inc. currently are the following: BlackRock Managed Volatility V.I. Fund; BlackRock S&P 500 Index V.I. Fund; BlackRock Advantage Large Cap Core V.I. Fund; BlackRock Large Cap Focus Growth V.I. Fund; BlackRock Advantage Large Cap Value V.I. Fund; BlackRock Advantage U.S. Total Market V.I. Fund; BlackRock Equity Dividend V.I. Fund; BlackRock International V.I. Fund; BlackRock Basic Value V.I. Fund; BlackRock Total Return V.I. Fund; BlackRock Government Money Market V.I. Fund; BlackRock Capital Appreciation V.I. Fund; BlackRock Global Opportunities V.I. Fund; BlackRock Global Allocation V.I. Fund; BlackRock U.S. Government Bond V.I. Fund; BlackRock High Yield V.I. Fund; BlackRock iShares® Alternative Strategies V.I. Fund; BlackRock iShares® Dynamic Allocation V.I. Fund; BlackRock International Index V.I. Fund; and BlackRock Small Cap Index V.I. Fund.**

management investment company (Reg. File No. 811-~~5518~~**3091**).~~(3)~~ The Company is a series investment company as defined by Rule 18f-2 under the 1940 Act and is currently comprised of ~~twenty-three~~**thirteen** portfolios ~~managed by ten different investment advisers, six sub-advisers and seven commodity trading sub-advisers hereinafter collectively, (the "investment advisers"). The investment advisers may or may not be affiliated with each other. None of the current investment advisers are affiliated with the Company. Each portfolio pursues its own investment strategy and is liable for its own expenses. However, the combination of multiple portfolios managed by multiple investment advisers into a single registered investment company allows the portfolios to share a single Board of Directors ("Board"), as well as common officers, fund counsel, custodian and other service providers. Expenses common to one or more portfolios can be shared by those portfolios, thus allowing the portfolios to realize economies of scale and reduce operating expenses. The Company,~~[4]** all of which are managed by BlackRock. The Company issues a separate series of shares of common stock for each of its portfolios and has filed a registration statement under the Securities Act on Form N-1A (Reg. File No. 002-69062) to register such shares. The Company** may establish additional portfolios **in the future** and **additional** classes of shares ~~of each portfolio in the future~~**for such portfolios**. Shares of the ~~Funds~~**portfolios of the Company are not and** will not be offered to the general public.

C.   BlackRock Variable Series Funds II, Inc.

BlackRock Variable Series Funds II, Inc. was organized as a Maryland corporation on April 19, 2018 and is registered under the 1940 Act as an open-end management investment company (Reg. File No. 811-23346).[5] The Company is a series investment company as defined by Rule 18f-2 under the 1940 Act and is currently comprised of three newly-created portfolios,[6] all of which are expected to be managed by BlackRock. The Company issues a separate series of shares of common stock for each of its portfolios and has filed a registration statement under the Securities Act on Form N-1A (Reg. File No. 333-224376) to register such shares. The Company may establish additional portfolios in the future and additional classes of shares for such portfolios. Shares of the portfolios of the Company are not and will not be offered to the general public.

~~B~~**D**.   ~~Matson Money~~   **BlackRock Series Fund II**, Inc.

~~Matson, located at 5955 Deerfield Blvd., Mason, Ohio 45040, provides advisory services to individuals, trusts, corporations, non-profit organizations, retirement plans and foundations. Matson~~

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[4] The thirteen portfolios of BlackRock Series Fund, Inc. currently are the following: BlackRock Advantage Large Cap Core Portfolio; BlackRock Balanced Capital Portfolio; BlackRock Capital Appreciation Portfolio; BlackRock Equity Dividend Portfolio; BlackRock Global Allocation Portfolio; BlackRock Global SmallCap Portfolio; BlackRock Government Money Market Portfolio; BlackRock High Yield Portfolio; BlackRock International Index Portfolio; BlackRock Mid Cap Value Opportunities; BlackRock Short Term Bond Portfolio; BlackRock Small Cap Index Portfolio; and BlackRock U.S. Government Bond Portfolio.

[5] Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

[6] The three portfolios of BlackRock Variable Series Funds II, Inc. currently are the following: BlackRock Total Return V.I. Fund; BlackRock U.S. Government Bond V.I. Fund; and BlackRock High Yield V.I. Fund.

currently serves as the investment adviser to six portfolios of the Company, including the Existing Funds. It is anticipated that Matson will also serve as the Adviser to one or more of the Funds, subject to the authority of the Board. Matson is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

BlackRock Series Fund II, Inc. was organized as a Maryland corporation on April 19, 2018 and is registered under the 1940 Act as an open-end management investment company (Reg. File No. 811-23345).[7] The Company is a series investment company as defined by Rule 18f-2 under the 1940 Act and is currently comprised of two newly-created portfolios,[8] all of which are expected to be managed by BlackRock. The Company issues a separate series of shares of common stock for each of its portfolios and has filed a registration statement under the Securities Act on Form N-1A (Reg. File No. 333-224375) to register such shares. The Company may establish additional portfolios in the future and additional classes of shares for such portfolios. Shares of the portfolios of the Company are not and will not be offered to the general public.

C**E**. ~~Summit Global Investments~~ **BlackRock Advisors**, LLC

~~Summit, located at 620 South Main St., Bountiful, Utah 84010, provides investment~~ **BlackRock currently serves or is expected to serve** as the investment adviser to **all of the existing portfolios of the Companies. It is anticipated that BlackRock will** serve as the Adviser to **all of the Future** Funds, subject to the authority of the **Future Fund's board of directors/trustees. BlackRock is a limited liability company formed under the laws of the state of Delaware and** is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). **BlackRock is an indirect, wholly-owned subsidiary of BlackRock, Inc. Under the supervision of the boards of directors of the Companies, BlackRock is responsible for making decisions for the portfolios of the Companies, managing investments, providing administrative services, and providing facilities, equipment and necessary personnel for management of each portfolio. As compensation for its services, BlackRock is paid an investment management fee based on average daily net assets.**

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(2) Return on shares held by an insurance company general account or an investment adviser must be computed in the same manner as for shares held by a separate account, and the general account or investment adviser must not intend to sell shares of the investment company held by it to the public.
(3) Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this **application.**

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[7] **Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.**

[8] **The two portfolios of BlackRock Series Fund II, Inc. currently are the following: BlackRock U.S. Government Bond Portfolio; and BlackRock High Yield Portfolio.**

management and investment advisory services to investment companies and other institutional accounts. Summit currently serves as the investment adviser to one portfolio of the Company. It is anticipated that Summit will serve as the Adviser to one or more of the Funds, subject to the authority of the Board. Summit is registered as an investment adviser under the Advisers Act.

II.   PROPOSED SALE OF SHARES

A.   Sales of Fund Shares to VLI Accounts and VA Accounts

The Funds will propose to, and other Funds may in the future propose to, offer and sell their shares to VLI and VA Accounts of affiliated and unaffiliated life insurance companies ("Participating Insurance Companies") to serve as investment media to support variable life insurance contracts ("VLI Contracts") and variable annuity contracts ("VA Contracts") (VLI Contracts and VA Contracts together, "Variable Contracts") issued through such accounts respectively, VLI Accounts and VA Accounts (VLI Accounts and VA Accounts together, "Separate Accounts").(4) [9] Each Separate Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company's state of domicile. As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct. The income, gains and losses, realized or unrealized from such Separate Account's assets will be credited to or charged against the Separate Account without regard to other income, gains or losses of the Participating Insurance Company. If a Separate Account is registered as an investment company under the 1940 Act, it will be a "separate account" as defined by Rule 0-1(e) (or any successor rule) under the 1940 Act and will be registered as a unit investment trust.(5) [10] For purposes of the 1940 Act, the Participating Insurance Company that establishes such a registered Separate Account is the depositor and sponsor of the Separate Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts. Each Participating Insurance Company may rely on Rule 6e-2 or Rule 6e-3(T) under the 1940 Act.

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[9] As of the date of this Application, **the Participating Insurance Companies with respect to BlackRock Series Fund, Inc. are Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company and Monarch Life Insurance Company, and there are over fifty Participating Insurance Companies with respect to BlackRock Variable Series Funds, Inc. Upon request, Applicants will provide the Commission with a list of those Participating Insurance Companies. As of the date of this Application, there are no Participating Insurance Companies with respect to the other two Companies, which are newly formed.**

[10] VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the Section 3(a)(2) or 4(2) of the Securities Act.

As described more fully below, **in the future** the Funds will sell their shares to Separate Accounts only if each Participating Insurance Company sponsoring such a Separate Account enters into a participation agreement with the Funds.[11] The participation agreements define ~~and~~or will define the relationship between each Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the

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(4) As of the date of this Application, **TIAA-CREF Life Insurance Company is the only Participating Insurance Company.**

(5) VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the Section 3(a)(2) or 4(2) of the Securities Act **of 1933 as amended (the "1933 Act").**

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[11] **Each Existing Fund of BlackRock Variable Series Funds, Inc. and BlackRock Series Fund, Inc. and its respective Participating Insurance Companies will begin to rely on the requested order only when all of such Participating Insurance Companies have entered into participation agreements meeting the requirements of the order. Until then, each such Existing Fund and its respective Participating Insurance Companies may continue to rely upon one of the following two existing orders: (i) *Merrill Lynch Series Fund, Inc.*, Rel. No. IC-19279 (Feb. 22, 1993) (notice), and Rel. No. IC-19346 (Mar. 23, 1993) (order), with respect to BlackRock Series Fund, Inc. (f/k/a Merrill Lynch Series Fund, Inc.); and (ii) *Merrill Lynch Life Insurance Company*, Rel. No. IC-21312 (Aug. 17, 1995) (notice), and Rel. No. IC-21389 (Oct. 3, 1995) (order), with respect to BlackRock Variable Series Funds, Inc. (f/k/a Merrill Lynch Variable Series Funds, Inc.)**

sale and distribution of Variable Contracts issued through such Separate Accounts. The role of the Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Funds to the Separate Accounts and fulfilling any conditions that the Commission may impose in granting the requested order.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other is referred to herein as "shared funding."

B.   Sales of Fund Shares to Qualified Plans, Advisers and General Accounts

Applicants propose that the Funds also be permitted to offer and sell their shares directly to Qualified Plans. As described below, federal tax law permits investment companies such as the Funds to increase their net assets by selling shares to Qualified Plans.

Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes certain diversification standards on the assets underlying Variable Contracts. The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance contracts, as the case may be, for any period (or any subsequent period) for which the underlying assets are not, in accordance with regulations issued by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5)(6) [12] that established diversification requirements for Variable Contracts, which require the separate accounts upon which these contracts are based to be diversified as provided in the Treasury Regulations. In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a "look through" rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by trustee of a Qualified Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. 1.817-5(f)(3)(iii)). Other exceptions allow shares of the investment company to be held by the investment adviser of the investment company (and certain companies related to the investment adviser) representing seed capital and by the General Account of a Participating Insurance Company (Treas. Reg. 1.817-5(f)(3)(i) and (ii)).

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[12] These regulations were proposed on September 15, 1986.

Qualified Plans may invest in shares of an investment company as the sole investment under the Qualified Plan, or as one of several investments. Qualified Plan participants may or may not be given an investment choice depending on the terms of the Qualified Plan itself. The trustees or other fiduciaries of a Qualified Plan may vote investment company shares held by the Qualified Plan in their own discretion or, if the applicable Qualified Plan so provides, vote such shares in accordance with instructions from participants in such Qualified Plans. Applicants have

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(6)   These regulations were proposed on September 15, 1986.

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no control over whether trustees or other fiduciaries of Qualified Plans, rather than participants in the Qualified Plans, have the right to vote under any particular Qualified Plan. Each Qualified Plan must be administered in accordance with the terms of the Qualified Plan and as determined by its trustee or trustees. To the extent permitted under applicable law, an Adviser or an affiliated person of an Adviser may act as investment adviser or trustee to Qualified Plans that purchase shares of any portfolio.

Applicants propose that any Fund may also sell shares to its Adviser. The Treasury Regulations permit such sales as long as the return on shares held by an Adviser is computed in the same manner as shares held by Separate Accounts, the Adviser does not intend to sell the shares to the public, and sales to the Adviser are only made in connection with the creation or management of a Fund for the purpose of providing seed money for the Fund (Treas. Reg. 1.817-5(f)(3)(ii)).

Applicants propose that any Fund may also sell shares to a General Account of a Participating Insurance Company. The Treasury Regulations permit such sales as long as the return on shares held by a General Account is computed in the same manner as for shares held by Separate Accounts and the Participating Insurance Company does not intend to sell the shares to the public. (Treas. Reg. 1.817-5(f)(3)(i)).

The use of a common management investment company (or investment portfolio thereof) as an investment medium for Separate Accounts, Qualified Plans, Advisers and General Accounts is referred to herein as "extended mixed funding."

III.   EXEMPTIONS REQUESTED

A.   Statutory Restrictions

Section 9(a)(3) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the 1940 Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

B.   Rule 6e-2(b)(15)

Rule 6e-2(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts supporting scheduled premium VLI Contracts and to their life insurance company depositors.(7) [13] The exemptions granted by the

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[13] Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

Rule are available, however, only where a Fund offers its shares *exclusively* to VLI Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies and then, only where *scheduled* premium VLI Contracts are issued through such VLI Accounts.

(7) Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

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Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the Fund are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated Adviser, any VA Account, a Qualified Plan or a General Account. In other words, Rule 6e-2(b)(15) does not provide exemptions when a scheduled premium VLI Account invests in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rule 6e-2(b)(15) thereunder in cases where a scheduled premium VLI Account holds shares of a Fund and one or more of the following types of investors also hold shares of the Funds: (i) VA Accounts and VLI Accounts (supporting scheduled premium or flexible premium VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and/or (iv) General Accounts.

C.   Rule 6e-3(T)(b)(15)

Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts supporting flexible premium variable life insurance contracts and their life insurance company depositors.(8) [14] The exemptions granted by the Rule are available, however, only where a Fund offers its shares *exclusively* to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company or of affiliated Participating Insurance Companies, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the General Account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.(9) [15] Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if Shares of a Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, a VA Account of an unaffiliated Participating Insurance Company, a Qualified Plan, an unaffiliated investment adviser or the General Account of an unaffiliated Participating Insurance Company. In other words, Rule 6e-3(T)(b)(15) provides exemptions when a VLI Account supporting flexible premium VLI Contracts invests in shares of a management investment company that serves as a vehicle for mixed funding, but does not provide exemptions when such a VLI Account invests in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.

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[14] Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

[15] The exemptions provided by Rule 6e-3(T)(b)(15) also would generally be available if a Fund sells seed money shares to an affiliated person of both the Fund and a Participating Insurance Company, such as an investment adviser, that is not a Participating Insurance Company. S*ee Metropolitan Tower Life Insurance Company et al.* (Jun. 13, 1983).

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rule 6e-3T(Bb)(15) thereunder in cases where a flexible premium VLI Account holds shares of the Funds and one or more of the following types of investors also hold shares of the Funds: (i) VA Accounts and VLI Accounts
(

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(8) Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

(9) The exemptions provided by Rule 6e-3(T)(b)(15) also would generally be available if a Fund sells seed money shares to an affiliated person of both the Fund and a Participating Insurance Company, such as an investment adviser, that is not a Participating Insurance Company. *See Metropolitan Tower Life Insurance Company et al.* (Jun. 13, 1983).

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(supporting scheduled premium or flexible premium VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and/or (iv) General Accounts.

D.   Effect of Sale of Fund Shares to Qualified Plans, Advisers and General Accounts

As explained below, Applicants maintain that there is no policy reason for the sale of Fund Shares to Qualified Plans, Advisers or General Accounts to prohibit or otherwise limit a Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).(10) [16] Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted thereunder is available only where shares of the underlying fund are offered *exclusively* to insurance company separate accounts. In this regard, Applicants request exemptive relief to the extent necessary to permit shares of the Funds to be sold to Qualified Plans, Advisers and General Accounts while allowing Participating Insurance Companies and their Separate Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15). Applicants note that if the Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to Qualified Plans, Advisers or General Accounts or to a registered investment company's ability to sell its shares to such purchasers.

Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Funds may also sell their shares to Qualified Plans, Advisers and General Accounts. Rather, Applicants submit that the proposed sale of shares of the Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission's uncertainty in this area with respect to issues such as conflicts of interest. Applicants believe, however, that the Commission's concern in this area is not warranted here. For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers and General Accounts in the Funds should not increase the risk of material irreconcilable

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[16] In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of Fund shares to both VLI Accounts and Qualified Plans was not contemplated.

conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

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(10) In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of Fund shares to both VLI Accounts and Qualified Plans was not contemplated.

8

E.   Class Relief

Consistent with the Commission's authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their separate accounts investing in Existing Funds and Future Funds of the Company, as well as their principal underwriters.

There is ample precedent, in a variety of contexts, for granting exemptive relief not only to the applicants in a given case, but also to members of the class not currently identified that may be similarly situated in the future. Such class relief has been granted in various contexts and from a wide variety of the 1940 Act's provisions, including class exemptions in the context of mixed funding, extended mixed funding, and shared funding.(11) [17] Such class exemptions have included, among other things, the sale of shares by unnamed underlying funds to Separate Accounts of Participating Insurance Companies and Qualified Plans.

The Commission has previously granted exemptive orders permitting open-end management investment companies to offer their shares directly to Qualified Plans, Advisers and General Accounts in addition to offering their shares to separate accounts of affiliated or unaffiliated insurance companies which issue either or both variable annuity contracts or variable life insurance contracts.(12)[18]

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[17]   *See, e.g., SunAmerica Series Trust, et al.,* **Inv. Co. Act Rel. No. 31281 (Oct. 10, 2014) (notice), Inv. Co. Act Rel. No. 31331 (Nov. 5, 2014) (Order);** *Arden Investment Series Trust, et al.,* Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); *Variable Insurance Trust, et al.,* Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct. 22, 2013) (order); *Hatteras Variable Trust, et al.,* Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 1, 2013) (order); *Northern Lights Variable Trust, et al.,* Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); *Fairholme VP Series Fund, et al.,* Inv. Co. Act Rel. No. 29619 (Mar. 28, 2011) (notice), Inv. Co. Act Rel. No. 29661 (Apr. 26, 2011) (order); *MML Series Investment Fund, et al,* Inv. Co. Act Rel. No. 28849 (Aug. 20, 2009) (notice), Inv. Co. Act Rel. No.28901 (Sep. 15, 2009) (order); *Mainstay VP Series Fund, Inc., et al.,* Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); *Financial Investors Variable Insurance Trust, et al.,* Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); *Sentinel Variable Products Trust, et al.,* Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); *Delaware VIP Trust, et al.,* Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); *Principal Variable Contracts Fund, Inc., et al.,* Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); *Cohen & Steers VIF Realty Fund, Inc. et al.,* Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); *MLIG Variable Insurance Trust and Roszel Advisors, LLC,* Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); *Nations Separate Account Trust et al.,* Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); *Met Investors Series Trust et al.,* Inv. Co. Act Rel. No. 24997 (Jun. 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (Jul. 31, 2001) (order); *Hartford Capital Appreciation HLS Fund, Inc., et al.,* Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

[18] *See, e.g., The RBB Fund, Inc., et al.,* **Inv. Co. Act Rel. No. 31648 (May 27, 2015) (notice), Inv. Co. Act Rel. No. 31687 (June 23, 2015) (order);** *SunAmerica Series Trust, et al.,* **Inv. Co. Act Rel. No. 31281 (Oct. 10, 2014) (notice), Inv. Co. Act Rel. No. 31331 (Nov. 5, 2014) (Order);** *Arden Investment Series Trust, et al.,* Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); *Variable Insurance Trust, et al.,* Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct.

(11) *See, e.g.,* *Arden Investment Series Trust, et al.,* Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); *Variable Insurance Trust, et al.,* Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct. 22, 2013) (order); *Hatteras Variable Trust, et al.,* Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 1, 2013) (order); *Northern Lights Variable Trust, et al.,* Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); *Fairholme VP Series Fund, et al.,* Inv. Co. Act Rel. No. 29619 (Mar. 28, 2011) (notice), Inv. Co. Act Rel. No. 29661 (Apr. 26, 2011) (order); *MML Series Investment Fund, et al,* Inv. Co. Act Rel. No. 28849 (Aug. 20, 2009) (notice), Inv. Co. Act Rel. No.28901 (Sep. 15, 2009) (order); *Mainstay VP Series Fund, Inc., et al.*, Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); *Financial Investors Variable Insurance Trust, et al.*, Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); *Sentinel Variable Products Trust, et al.*, Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); *Delaware VIP Trust, et al.*, Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); *Principal Variable Contracts Fund, Inc., et al.*, Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); *Cohen & Steers VIF Realty Fund, Inc. et al.,* Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); *MLIG Variable Insurance Trust and Roszel Advisors, LLC,* Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); *Nations Separate Account Trust et al.*, Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); *Met Investors Series Trust et al.*, Inv. Co. Act Rel. No. 24997 (Jun. 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (Jul. 31, 2001) (order); *Hartford Capital Appreciation HLS Fund, Inc., et al.,* Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

(12) *See, e.g.,* *Arden Investment Series Trust, et al.,* Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); *Variable Insurance Trust, et al.,* Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct. 22, 2013) (order); *Northern Lights Variable Trust, et al.,* Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); *Mainstay VP Series Fund, Inc., et al.*, Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); *Financial Investors Variable Insurance Trust, et al.*, Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); *Sentinel Variable Products Trust, et al.*, Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); *Delaware VIP Trust, et al.*, Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); *Principal Variable Contracts Fund, Inc., et al.*, Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); *Cohen & Steers VIF Realty Fund, Inc. et al.,* Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); *Nations Separate Account Trust et al.*, Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order).

9

22, 2013) (order); *Northern Lights Variable Trust, et al.,* Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); *Mainstay VP Series Fund, Inc., et al.*, Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); *Financial Investors Variable Insurance Trust, et al.*, Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); *Sentinel Variable Products Trust, et al.*, Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); *Delaware VIP Trust, et al.*, Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); *Principal Variable Contracts Fund, Inc., et al.*, Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); *Cohen & Steers VIF Realty Fund, Inc. et al.,* Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); *Nations Separate Account Trust et al.,* Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order).

The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

IV.   GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants therefore request that the Commission issue an order under Section 6(c) of the 1940 Act granting the exemptions requested.

A.   Disqualification

Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the 1940 Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management or administration of the underlying investment company.

The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the 1940 Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the 1940 Act permits the life insurance company to serve as the underlying investment company's investment adviser or principal underwriter, provided that none of the insurer's personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act from the requirements of Section 9 of the 1940 Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply

10

the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the 1940 Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Funds as investment vehicles for Separate Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)'s eligibility restrictions because of mixed funding, extended mixed funding or shared funding. The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Funds. Those individuals who participate in the management of the Funds will remain the same regardless of which Separate Accounts, Participating Insurance Companies, Qualified Plans or Advisers use such Funds. Applying the monitoring requirements of Section 9(a) of the 1940 Act because of investment by VLI Accounts and Qualified Plans would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Qualified Plan participants.

Moreover, Qualified Plans, an Adviser and General Accounts are not themselves investment companies, and therefore are not subject to Section 9 of the 1940 Act. Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Funds except by virtue of its holding 5% or more of a Fund's shares.

B.   Pass-Through Voting

Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)). Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company's investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment

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techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.(13)[19]

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(13) See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

11

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[19] See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.(14)[20]

The sale of Fund shares to Qualified Plans, Advisers or General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Qualified Plans. The exercise of voting rights by Qualified Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Qualified Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons. For example, for many Qualified Plans, under Section 403(a) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shares of a portfolio of an investment company sold to a Qualified Plan must be held by the trust(s) funding the Qualified Plan. Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Qualified Plan, with two exceptions: (1) when the Qualified Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Qualified Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Qualified Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Qualified Plans, unless one of the above two exceptions stated in Section 403(a) applies, Qualified Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Qualified Plan.

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[20] Investment Company Act Release No. 9432 (Oct. 18, 1976) (adopting Rule 6e-2 under the 1940 Act). The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company's objection. Inv. Co. Act Rel. No. 8000 (Sep. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary "to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer." Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. *See Equitable Variable Life Insurance Company et al.,* Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (**notice**), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (**order**). In this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

If a named fiduciary to a Qualified Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Qualified Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Qualified Plans in their discretion. Some Qualified Plans, however, may provide for the

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(14) Investment Company Act Release No. 9432 (Oct. 18, 1976) (adopting Rule 6e-2 under the 1940 Act). The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company's objection. Inv. Co. Act Rel. No. 8000 (Sep. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary "to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer." Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. *See Equitable Variable Life Insurance Company et al.,* Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (**Notice**), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (**Order**). In this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

12

trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Qualified Plan participants.

When a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Qualified Plan participants with respect to voting of the respective Fund shares. Accordingly, unlike the circumstances surrounding Separate Accounts, because Qualified Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Fund shares.

In addition, if a Qualified Plan were to hold a controlling interest in a Fund, Applicants do not believe that such control would disadvantage other investors in such Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in a Fund by a Qualified Plan will not create any of the voting complications occasioned by VLI Account investments in the Fund. Unlike VLI Account investments, Qualified Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators.

Where a Qualified Plan provides participants with the right to instruct the trustee(s) as to how to vote Fund shares, Applicants see no reason why such participants generally or those in a particular Qualified Plan, either as a single group or in combination with participants in other Qualified Plans, would vote in a manner that would disadvantage VLI Contract owners. The purchase of shares by Qualified Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

Similarly, Advisers and General Accounts are not subject to any pass-through voting rights. Accordingly, unlike the circumstances surrounding Separate Account investments in shares of the Funds, the issue of the resolution of any material irreconcilable conflicts with respect to voting is not present with respect to Advisers or General Accounts of Participating Insurance Companies.

C.   Lack of Conflicts

1.   Mixed and Shared Funding

Applicants recognize that the Commission's primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open-end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different

- 27 -

investment motivations of public shareholders and owners of variable life insurance contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available

13

mutual fund and the investment decisions of public shareholders.

For reasons unrelated to the 1940 Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived variable annuity contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both variable annuity contracts and variable life insurance contracts. In particular, Section 817(h) of the Code, in effect, requires that the investments made by both variable annuity and variable life insurance separate accounts be "adequately diversified." If such a separate account is organized as part of a "two-tiered" arrangement where the account invests in shares of an underlying open-end investment company (*i.e.*, an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if "all of the beneficial interests" in the underlying fund "are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts." Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. As a result, any underlying fund, including the Funds, that sells shares to a VLI Account or a VA Account, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

The rights of an insurance company on its own initiative or on instructions from a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.(15) [21] The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts.(16) [22] Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another separate account.(17) [23] Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts. The NAIC Model Regulation, therefore, reflects the NAIC's apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all Variable Contracts.

Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A

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[21] Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

[22] See, e.g., NAIC Model Regulation, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

[23] See, e.g., NAIC Model Regulation, Section 2 (definition of "variable life insurance policy").

particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

Shared funding by unaffiliated insurers, in this respect, is no different than the use of the

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(15) Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

(16) See, e.g., NAIC Model Regulation, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

(17) See, e.g., NAIC Model Regulation, Section 2 (definition of "variable life insurance policy").

14

same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator's decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Fund. This requirement will be provided for in the participation agreement that will be entered into by Participating Insurance Companies with the relevant Fund.

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over Separate Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company's disregard of voting instructions be reasonable and based on specific good faith determinations.

A particular Participating Insurance Company's disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company's action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company's judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Fund's election, to withdraw its Separate Accounts' investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the participation agreement entered into by the Participating Insurance Companies with the relevant Fund.

There is no reason why the investment policies of a Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different Separate Accounts. The sale of Variable Contracts and ultimate success of all Separate Accounts depends, at least in

part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

15

Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

2.   Qualified Plans, Advisers and General Accounts

Applicants do not believe that the sale of the shares to Qualified Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Qualified Plan participants.

(a)   Section 817(h) of the Code

Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, Separate Accounts, Advisers and General Accounts all invest in the same Fund. Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts. Section 817(h) is the only Section of the Code that discusses insurance company separate accounts. Treasury Regulation 1.817-5, which establishes the diversification requirements for underlying funds, specifically permits, among other things, "qualified pension or retirement plans," a fund's investment "manager" and certain related persons, the "general account of a life insurance company" and certain related persons, Separate Accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder present any inherent conflicts of interest if Qualified Plans, Advisers, General Accounts, Separate Accounts all invest in the same Fund.

(b)   Tax Treatment of Distributions

Applicants note that, while there are differences in the manner in which distributions from separate accounts and Qualified Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a separate account or Qualified Plan is unable to net purchase payments to make distributions, the separate account or Qualified Plan will redeem shares of the relevant Fund at its net asset values in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Qualified Plan will then make distributions in accordance with the terms of the Qualified Plan.

(c)   Voting Rights

Applicants considered whether it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Qualified Plans, Advisers and General Accounts. In connection with any meeting of Fund shareholders, the Fund or its transfer agent will inform each Participating Insurance Company (with respect to its Separate Accounts and General Account), Adviser, and Qualified Plan of its share holdings and provide other information necessary for such shareholders to participate in the meeting (*e.g.*, proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its participation agreement with the relevant Fund. Shares of a Fund that are held by an Adviser or a General Account will generally be in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights. However, an Adviser or General Account will vote its shares in such other manner as may be required by the Commission or its staff. Shares held by Qualified Plans will be voted in accordance with applicable law. The voting rights provided to Qualified Plans with respect to the shares would be no different from the voting rights that are provided to Qualified Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.

(d)   Senior Securities

Applicants do not believe that the ability of a Fund to sell its shares to a Qualified Plan, Adviser or General Account gives rise to a senior security. "Senior Security" is defined in Section 18(g) of the 1940 Act to include "any stock of a class having priority over any other class as to distribution of assets or payment of dividends." As noted above, regardless of the rights and benefits of participants under Qualified Plans or owners of Variable Contracts; Separate Accounts, Qualified Plans, Advisers and General Accounts only have, or will only have, rights with respect to their respective shares of a Fund. These parties can only redeem such shares at net asset value. No shareholder of a Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

(e)   The Veto Power of State Insurance Commissioners

Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Qualified Plan participants, Advisers or General Accounts. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

17

Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their Separate Accounts, the Qualified Plans and participants in participant-directed Qualified Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Qualified Plans can, on their own, redeem their Fund shares. Advisers and General accounts can similarly redeem their shares of a Fund and make alternative investments at any time.

(f)   Potential Future Conflicts Arising from Tax Law Changes

Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Qualified Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of Fund shares to Qualified Plans would not increase the risk of material irreconcilable conflicts between the interests of Qualified Plan participants and Variable Contract owners or other investors. Further, Applicants submit that the use of the Funds with respect to Qualified Plans is not substantially dissimilar from each Fund's current and anticipated use, in that Qualified Plans, like separate accounts, are generally long-term investors.

3.   Fund Operations

Applicants assert that permitting a Fund to sell its shares to an Adviser or to the General Account of a Participating Insurance Company will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

A potential source of initial capital is a Fund's Adviser or a Participating Insurance Company. Either of these parties may have an interest in making a capital investment and in assisting a Fund in its organization. However, provision of seed capital or the purchase of shares in connection with the management of a Fund by an Adviser or a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).

Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between a Fund, on the one hand, and an Adviser or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment

- 37 -

should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an Adviser, or by a General Account

18

of a Participating Insurance Company, will permit the orderly and efficient creation and operation of a Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Fund's operations.

D.   General Grounds for Relief

Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers' lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of a Fund as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds' Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Funds more feasible. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Qualified Plans, in addition to Separate Accounts, will result in an increased amount of assets available for investment in a Fund. This may benefit Variable Contract owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Funds more feasible.

Applicants also submit that, regardless of the type of shareholder in a Fund, an Adviser is or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with the Fund's investment objectives, policies and restrictions, as well as any guidelines established by the Fund's Board of Trustees (the "Board"). Thus, each Fund will be managed in the same manner as any other mutual fund.

Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding. Separate accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the separate account. In particular, Applicants assert that sales of Fund shares, as described above, will not have any adverse federal income tax consequences to other investors in such Fund.

In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.(18) [24] Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not

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(18) See note 9 above.

19

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[24] See note 17 above.

compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the 1940 Act or Rules 6e-2 or 6e-3(T) thereunder.

V.   CONDITIONS FOR RELIEF

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1.   A majority of the Board of each Fund will consist of persons who are not "interested persons" of the Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any director/trustee or directors/ trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.   The Board will monitor a Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.   Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Fund), any Advisers, and any Qualified Plan that executes a participation agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, "Participants") will report any potential or existing conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying out the Board's responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each trustee for a Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their participation agreement with a Fund, and these

- 41 -

responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also

20

will be contractual obligations of all Qualified Plans under their participation agreement with a Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

4.   If it is determined by a majority of the Board, or a majority of the disinterested directors/trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the relevant Fund and reinvesting such assets in a different investment vehicle, including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (*i.e.*, VA Contract owners or VLI Contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Variable Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Fund, to withdraw such Participating Insurance Company's Separate Account investments in a Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Fund, to withdraw its investment in a Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

        For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of a Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Qualified Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant

- 43 -

to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Qualified Plan participant vote.

21

5.   The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.   Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Variable Contracts are issued through registered Separate Accounts for as long as the Commission continues to interpret the 1940 Act as requiring such pass-through voting privileges. However, as to Variable Contracts issued through Separate Accounts not registered as investment companies under the 1940 Act, pass-through voting privileges will be extended to owners of such Variable Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their Separate Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their Separate Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their participation agreement with the Fund. Each Participating Insurance Company will vote shares of each Fund held in its Separate Accounts for which no timely voting instructions are received, as well as shares held in its General Account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Qualified Plan will vote as required by applicable law, governing Qualified Plan documents and as provided in this Application.

7.   As long as the Commission continues to interpret the 1940 Act as requiring that pass-through voting privileges be provided to Variable Contract owners, a Fund Adviser or any General Account will vote its respective shares of a Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8.   Each Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the 1940 Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the 1940 Act), as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act. Further, each Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereunder.

9.   A Fund will make its shares available to the VLI Accounts, VA Accounts, and Qualified Plans at or about the time it accepts any seed capital from its Adviser or from the General Account of a Participating Insurance Company.

4202925.14166032.10

- 45 -

10.   Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VA Account and VLI Account

22

prospectuses or Qualified Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Qualified Plan participants investing in the Fund, if applicable, may conflict; and (c) the Fund's Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.   If and to the extent Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board of each Fund such reports, materials or data as the Board reasonably may request so that the directors/trustees may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their participation agreement with the Fund.

13.   All reports of potential or existing conflicts received by a Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.   Each Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the assets of a Fund unless the Qualified Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

VI.   CONCLUSION

Applicants request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a scheduled premium or flexible premium VLI Account holds shares of the Funds and one or more of the following other types of investors also hold shares of the Funds: (i) VA Accounts; (ii) VA Accounts and/or VLI Accounts

- 47 -

of affiliated and unaffiliated Participating Insurance Companies; (iii) Qualified Plans; (iv) Advisers; and (v) General Accounts of Participating Insurance Companies.

23

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.   PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their respective addresses are as follows:

The RBB Fund**BlackRock Variable Series Funds**, Inc. 103**100** Bellevue Parkway Wilmington, DE**Delaware** 19809	Matson Money**BlackRock Series Fund**, Inc. **100 Bellevue Parkway Wilmington, Delaware 19809** 5955 Deerfield Blvd. Mason, OH 45040	Summit Global Investments**BlackRock Advisors**, LLC **55 East 52nd Street New York, New York 10055**620 South Main St. Bountiful, UT 84010
BlackRock Variable Series Funds II, Inc. 100 Bellevue Parkway Wilmington, Delaware 19809	**BlackRock Series Fund II, Inc. 100 Bellevue Parkway Wilmington, Delaware 19809**	

Applicants further state that all communications, notices and orders concerning this Application should be directed to Mary Jo Reilly, Esq., Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, PA 19103-6996, telephone: (215) 988-1137, fax: (215) 689-4281. Copies should be directed to Mark E. Matson, Matson Money, Inc., 5955 Deerfield Blvd., Mason, OH 45040 and David Harden, Summit Global Investments, LLC, 620 South Main St., Bountiful, UT, 84010.**as indicated on the first page of this Application.**

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that all requirements of its Articles of Incorporation and By-laws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments hereto. The items required by Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibits B, C, and D.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

24

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, each of the Applicants has caused this Application to be duly signed on its behalf in the City of ~~Wilmington~~**New York** in the State of ~~Delaware~~**New York** on the ~~13~~**27**th day of ~~May~~**April**, ~~2015~~**2018**.

~~THE RBB FUND~~**BLACKROCK VARIABLE SERIES FUNDS, INC.**

/s/ ~~Salvatore Faia~~**John M. Perlowski**
Name: ~~Salvatore Faia~~**John M. Perlowski**
~~Title: President~~
Title: President and Chief Executive Officer

~~MATSON MONEY~~**BLACKROCK SERIES FUND, INC.**

/s/ ~~Mark Matson~~**John M. Perlowski**
Name: ~~Mark Matson~~**John M. Perlowski**
Title: ~~CEO~~**President and Chief Executive Officer**

BLACKROCK VARIABLE SERIES FUNDS II, INC.
~~SUMMIT GLOBAL INVESTMENTS, LLC~~

/s/John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

BLACKROCK SERIES FUND II, INC.

/s/ ~~David Harden~~**John M. Perlowski**
Name: ~~David Harden~~**John M. Perlowski**
Title: President **and Chief Executive Officer**

BLACKROCK ADVISORS, LLC

- 50 -

/s/Neal J. Andrews
Name: Neal J. Andrews
Title: Managing Director

25

EXHIBIT INDEX

Exhibit		Document
A		Verifications
B		Authorization
C		Authorization
D		Authorization
E		**Authorization**
F		**Authorization**

26

EXHIBIT A

Verifications

The undersigned states: that he has duly executed the attached Application, dated ~~May 13~~**April 27**, ~~2015~~**2018**, for and on behalf of ~~The RBB Fund~~**BlackRock Variable Series Funds**, Inc.; that he is President **and Chief Executive Officer** of such company; and that all action by directors, shareholders and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


/s/ ~~Salvatore Faia~~**John M. Perlowski**

Name: ~~Salvatore Faia~~**John M. Perlowski**

Title: President~~, The RBB Fund~~ **and Chief Executive Officer, BlackRock Variable Series Funds**, Inc.


The undersigned states: that he has duly executed the attached Application, dated April 27, 2018, for and on behalf of BlackRock Series Fund, Inc.; that he is President and Chief Executive Officer of such company; and that all action by directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


/s/John M. Perlowski

Name: John M. Perlowski

Title: President and Chief Executive Officer, BlackRock Series Fund, Inc.


The undersigned states: that he has duly executed the attached Application, dated ~~May 13~~**April 27**, ~~2015~~**2018**, for and on behalf of ~~Matson Money~~**BlackRock Variable Series Funds II**, Inc.; that he is **President and** Chief Executive Officer of such company; and that all action by directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


/s/ ~~Mark Matson~~**John M. Perlowski**

Name: ~~Mark Matson~~**John M. Perlowski**

Title: ~~CEO, Matson Money~~**President and Chief**


A-1

Executive Officer, BlackRock Variable Series Funds II, Inc.

The undersigned states: that he has duly executed the attached Application, dated ~~May 13~~**April 27**, ~~2015~~**2018**, for and on behalf of ~~Summit Global Investments, LLC~~**BlackRock Series Fund II, Inc.**; that he is President **and Chief Executive Officer** of such company; and that all action by directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ ~~David Harden~~**John M. Perlowski**

Name: ~~David Harden~~**John M. Perlowski**
Title: President,~~Summit Global Investments, LLC~~ **and Chief Executive Officer, BlackRock Series Fund II, Inc.**

The undersigned states: that he has duly executed the attached Application, dated April 27, 2018, for and on behalf of BlackRock Advisors, LLC, that he is Managing Director of such company; and that all action by directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~27~~

	/s/Neal J. Andrews
	Name: Neal J. Andrews
	Title: Managing Director, BlackRock Advisors, LLC

EXHIBIT B

Authorization

I, the undersigned, certify that I am the duly authorized and elected Secretary of ~~The RBB Fund~~**BlackRock Variable Series Funds**, Inc. (the "Company"), and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission ("SEC"), duly adopted by the Board of Directors of the Company at a meeting held on ~~May 15~~**April 10**, ~~2013~~**2018**, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of ~~the Company~~**BlackRock Variable Series Funds, Inc. and BlackRock Series Fund, Inc. (the "Companies")** be, and each hereby is, authorized to prepare, execute and submit, on behalf of the ~~Company~~**Companies**, an exemptive application to the **Securities and Exchange Commission ("**SEC**")** for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts**, whether or not registered as an investment company with the SEC** ("VLI Accounts") holds shares of an existing or "future portfolio" of the Company **or of a Future Fund (as defined below)** (collectively, the "Insurance Funds") and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts**, whether or not registered as an investment company with the SEC** ("VA Accounts") and VLI Contracts issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context ("Qualified Plans"); (iii) separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act; (iv) an Insurance Fund's investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person, (the "Adviser"), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts ("General Accounts"); **as used herein, a "Future Fund" is any investment company or investment portfolio or series thereof other than an existing portfolio of the Company, designed to be sold to VA Accounts and/or VLI Accounts and to which BlackRock Advisors, LLC or its affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor;** and it is further

RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Company any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation

B-1

with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and it is further

RESOLVED, that the Board of Directors hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

28

B-2

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of ~~Salvatore Faia~~**John M. Perlowski**, the President **and Chief Executive Officer** of the Company.

IN WITNESS WHEREOF, I have hereunto set my name as of the ~~13~~**27**th day of ~~May~~**April**, ~~2015~~**2018**.

/s/ ~~Diane Drake~~**Benjamin Archibald**

Name: ~~Diane Drake~~**Benjamin Archibald**
Title: Secretary~~, The RBB Fund, Inc.~~

~~29~~

EXHIBIT C

Authorization

I, the undersigned, certify that I am the duly authorized and elected Secretary ~~and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Matson Money, Inc. Mark Matson is authorized to sign and file this document on behalf of Matson Money, Inc. pursuant to the general authority vested in him as Chief Executive Officer.~~ **of BlackRock Series Fund, Inc. (the "Company"), and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission ("SEC"), duly adopted by the Board of Directors of the Company at a meeting held on April 10, 2018, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:**

RESOLVED, that the officers of BlackRock Variable Series Funds, Inc. and BlackRock Series Fund, Inc. (the "Companies") be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Companies, an exemptive application to the Securities and Exchange Commission ("SEC") for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts, whether or not registered as an investment company with the SEC ("VLI Accounts") holds shares of an existing or "future portfolio" of the Company or of a Future Fund (as defined below) (collectively, the "Insurance Funds") and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts, whether or not registered as an investment company with the SEC ("VA Accounts") and VLI Contracts issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context ("Qualified Plans"); (iii) separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act; (iv) an Insurance Fund's investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person, (the "Adviser"), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts ("General Accounts"); as used herein, a "Future Fund" is any investment company or investment portfolio or series thereof other than an existing portfolio of the Company, designed to be sold to VA Accounts and/or VLI Accounts and to which BlackRock Advisors, LLC or its affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor; and it is further

C-1

RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Company any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and it is further

RESOLVED, that the Board of Directors hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of John M. Perlowski, the President and Chief Executive Officer of the Company.

IN WITNESS WHEREOF, I have hereunto set my name as of the 27th day of April, 2018.

	/s/Benjamin Archibald
	Name: Benjamin Archibald
	Title: Secretary

EXHIBIT D

Authorization

I, the undersigned, certify that I am the duly authorized and elected Secretary of BlackRock Variable Series Fund II, Inc. (the "Company"), and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission ("SEC"), duly adopted by the Initial Director of the Company pursuant to a Written Consent dated April 19, 2018, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the Authorized Officers be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the Commission for an order pursuant to Section 6(c) of the Investment Company Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts, whether or not registered as an investment company with the SEC ("VLI Accounts") holds shares of an existing or "future portfolio" of the Corporation or of a Future Fund (as defined below) (collectively, the "Insurance Funds") and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts, whether or not registered as an investment company with the SEC ("VA Accounts"), and VLI Contracts issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context; (iii) separate accounts that are not registered as investment companies under the Investment Company Act pursuant to exemptions from registration under Section 3(c) of the Investment Company Act; (iv) an Insurance Fund's investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person, (the "Adviser"), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts; as used herein, a "Future Fund" is any investment company or investment portfolio or series thereof other than an existing portfolio of the Corporation, designed to be sold to VA Accounts and/or VLI Accounts and to which BlackRock Advisors, LLC or its affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor; and it is further

RESOLVED, that the Authorized Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the Commission and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in

furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and it is further

RESOLVED, that the Initial Director hereby ratifies and confirms and agrees to ratify and confirm all acts done by the Authorized Officers in exercising the powers hereby conferred.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of John M. Perlowski, the President and Chief Executive Officer of the Company.

IN WITNESS WHEREOF, I have hereunto set my name as of the 27th day of April, 2018.

	/s/Benjamin Archibald
	Name: Benjamin Archibald
	Title: Secretary

EXHIBIT E

Authorization

I, the undersigned, certify that I am the duly authorized and elected Secretary of BlackRock Series Fund II, Inc. (the "Company"), and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission ("SEC"), duly adopted by the Initial Director of the Company pursuant to Written Consent dated April 19, 2018, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the Authorized Officers be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the Commission for an order pursuant to Section 6(c) of the Investment Company Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts, whether or not registered as an investment company with the Commission, ("VLI Accounts") holds shares of an existing or "future portfolio" of the Corporation or of a Future Fund (as defined below) (collectively, the "Insurance Funds") and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts, whether or not registered as an investment company with the Commission ("VA Accounts"), and VLI Contracts issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context; (iii) separate accounts that are not registered as investment companies under the Investment Company Act pursuant to exemptions from registration under Section 3(c) of the Investment Company Act; (iv) an Insurance Fund's investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person (the "Adviser"), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts; as used herein, a "Future Fund" is any investment company or investment portfolio or series thereof, other than an existing portfolio of the Corporation, designed to be sold to VA Accounts and/or VLI Accounts and to which BlackRock Advisors, LLC or its affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor; and it is further

RESOLVED, that the Authorized Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the Commission and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and it is further

E-1

RESOLVED, that the Initial Director hereby ratifies and confirms and agrees to ratify and confirm all acts done by the Authorized Officers in exercising the powers hereby conferred.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of ~~Mark Matson, a duly elected and qualified~~**John M. Perlowski, the President and** Chief Executive Officer of ~~Matson Money, Inc~~**the Company**.

IN WITNESS WHEREOF, I have hereunto set my name as of the ~~13~~**27**th day of ~~May~~**April**, ~~2015~~**2018**.

/s/ ~~Michelle Matson~~**Benjamin Archibald**

Name: ~~Michelle Matson~~**Benjamin Archibald**

Title: ~~VP &~~ Secretary~~, Matson Money, Inc.~~

~~30~~

EXHIBIT ~~D~~**F**

Authorization

I, the undersigned, certify that I am the duly authorized and elected ~~Vice President~~**Secretary of BlackRock Advisors, LLC** and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of ~~Summit Global Investments, LLC. David Harden~~**BlackRock Advisors, LLC. Neal J. Andrews** is authorized to sign and file this document on behalf of ~~Summit Global Investments~~**BlackRock Advisors**, LLC pursuant to the general authority vested in him as ~~President~~**Managing Director**.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of ~~David Harden~~**Neal J. Andrews**, a duly elected and qualified ~~President of Summit Global Investments~~**Managing Director of BlackRock Advisors**, LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the ~~13~~**27**th day of ~~May~~**April**, ~~2015~~**2018**.

/s/ ~~Rick Jaster~~**Andrew Dickson**

Name: ~~Rick Jaster~~**Andrew Dickson**

Title: ~~Vice President, Summit Global Investments, LLC~~**Secretary**

~~31~~

Summary report: Litéra® Change-Pro TDC 10.1.0.300 Document comparison done on 4/27/2018 10:41:20 AM	
Style name: Standard	
Intelligent Table Comparison: Active	
Original DMS: iw://WDCDMS/Washington/4202925/1	
Modified DMS: iw://WDCDMS/Washington/4166032/10	
Changes:	
Add	277
Delete	339
Move From	23
Move To	23
Table Insert	21
Table Delete	17
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
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Format changes	5
Total Changes:	705